SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               ELCOTEL, INC.
 ---------------------------------------------------------------------------
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
 ---------------------------------------------------------------------------
                      (Title of Class and Securities)

                                284447 0 10 9
 ---------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                             Arthur Amron, Esq.
                          WEXFORD MANAGEMENT LLC
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7000
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 18, 1997
 ---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
 Rule 13d-1(b)(3) or (4), check the following:   ( )

        See Rule 13d-1(a) for other parties to whom copies are to be sent.



 CUSIP No. 284447 0 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                        Wexford Partners Fund, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                  OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware

 NUMBER OF                   7.   SOLE VOTING POWER         -0-
 SHARES
 BENEFICIALLY                8.   SHARED VOTING POWER
 OWNED BY                                               2,637,219
 EACH
 REPORTING                   9.   SOLE DISPOSITIVE POWER
 PERSON                                                     -0-
 WITH                       10.   SHARED DISPOSITIVE POWER
                                                        2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES                                                   ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 shares of Common Stock issuable to certain of the Reporting Persons filing this
      Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                             PN



 CUSIP No. 284447 0 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                           Wexford Capital, L.P.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                             OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

 NUMBER OF                 7.   SOLE VOTING POWER             -0-
 SHARES
 BENEFICIALLY              8.     SHARED VOTING POWER
 OWNED BY                                                2,637,219
 EACH
 REPORTING                 9.     SOLE DISPOSITIVE POWER
 PERSON                                                       -0-
 WITH
                          10.     SHARED DISPOSITIVE POWER
                                                         2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES                                                     ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 shares of Common Stock issuable to certain of the Reporting Persons filing this
      Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                  PN



 CUSIP No. 284447 0 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                           Wexford Capital Corp.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                             OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Delaware

 NUMBER OF              7.   SOLE VOTING POWER             -0-
 SHARES
 BENEFICIALLY           8.   SHARED VOTING POWER
 OWNED BY                                              2,637,219
 EACH
 REPORTING              9.   SOLE DISPOSITIVE POWER
 PERSON                                                    -0-
 WITH                  10.   SHARED DISPOSITIVE POWER
                                                       2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 shares of Common Stock issuable to certain of the Reporting Persons filing this Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                             CO



 CUSIP No. 284447 0 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                            Wexford Management LLC

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                             00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Connecticut

 NUMBER OF               7.   SOLE VOTING POWER            -0-
 SHARES
 BENEFICIALLY            8.   SHARED VOTING POWER
 OWNED BY                                               2,637,219
 EACH
 REPORTING               9.   SOLE DISPOSITIVE POWER
 PERSON                                                    -0-
 WITH                   10.   SHARED DISPOSITIVE POWER
                                                        2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                  ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 shares of Common Stock issuable to certain of the Reporting Persons filing this
      Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                             IA



      CUSIP No. 284447 0 10 9         13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                             Joseph M. Jacobs

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                             00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America

 NUMBER OF                7.   SOLE VOTING POWER            -0-
 SHARES
 BENEFICIALLY             8.   SHARED VOTING POWER
 OWNED BY                                                2,637,219
 EACH
 REPORTING                9.   SOLE DISPOSITIVE POWER       -0-
 PERSON
 WITH                    10.   SHARED DISPOSITIVE POWER
                                                         2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 issuable to certain of the Reporting Persons filing this Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                             IN



 CUSIP No. 284447 0 10 9              13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                              Charles E. Davidson

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  (X)
                                                                    (b)  ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
                                             00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America

 NUMBER OF                   7.   SOLE VOTING POWER           -0-
 SHARES
 BENEFICIALLY                8.   SHARED VOTING POWER
 OWNED BY                                                   2,637,219
 EACH
 REPORTING                   9.   SOLE DISPOSITIVE POWER      -0-
 PERSON
 WITH                       10.   SHARED DISPOSITIVE POWER
                                                            2,637,219

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            2,637,219

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES                                                     ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.5% (based on 13,471,130 shares of Common Stock outstanding on November 13, 1998 and up to 39,950 shares of Common Stock issuable to certain of the Reporting Persons filing this
      Schedule 13D).

 14.  TYPE OF REPORTING PERSON
                                             IN



 Item 1.   Security and Issuer.

      This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Elcotel, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 6428 Parkland Drive, Sarasota, Florida 34243.

 Item 2.   Identity and Background.

      (a) This statement is being filed by (i) Wexford Partners Fund, L.P. (the "Partnership"), (ii) Wexford Capital, L.P. ("WCLP"), (iii) Wexford Capital Corp. ("WCC"), (iv) Wexford Management LLC ("Wexford"), (v) Joseph M. Jacobs, and (vi) Charles E. Davidson (the individuals and entities referred to above, collectively, the "Reporting Persons"), with respect to shares of Common Stock beneficially owned by the Reporting Persons.

      (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

      (c) The Partnership is a Delaware limited partnership and its principal business is investments.

           WCLP is a Delaware limited partnership and the general partner of the Partnership.

           WCC is a Delaware corporation and the general partner of WCLP.

           Wexford is a Connecticut limited liability company and is the manager of the Partnership. Wexford also serves as investment manager or sub-advisor to the members of the Partnership.

           Joseph M. Jacobs is an officer and controlling shareholder of WCC and is the president, managing member and a controlling member of Wexford. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of the Partnership. Mr. Jacobs is also a Director of the Company.

           Charles E. Davidson is an officer, the sole director and a controlling shareholder of WCC and is the chairman and a controlling member of Wexford. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of the Partnership and their controlling persons.

      (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

      (f)  Messrs. Jacobs and Davidson are United States citizens.

 Item 3.   Source and Amount of Funds or Other Consideration.

      On August 13, 1997, the Company, Technology Services Group, Inc. ("TSG") and Elcotel Hospitality Service, Inc. ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "TSG Merger Agreement"), pursuant to which, on December 18, 1997, Merger Subsidiary merged with and into TSG (the "TSG Merger"). As a result of the TSG Merger, the stockholders of TSG received 1.05 shares of Common Stock for each share of common stock of TSG that they held. As a result of the TSG Merger, the Partnership, which was the holder of shares of TSG common stock at the time of the TSG Merger, received 2,566,500 shares of Common Stock. In addition, options to purchase shares of common stock of TSG outstanding immediately prior to the TSG Merger were converted into options to purchase that number of shares of Common Stock equal to 1.05 times the number of shares of common stock of TSG purchasable pursuant to such outstanding options. As a result of this option treatment, Messrs. Jacobs and Davidson and Mark L. Plaumann, an employee of Wexford at the time of the TSG Merger, received, collectively, options to purchase up to 39,950 shares of Common Stock, all or a portion of which may be attributable to the Partnership pursuant to a management agreement between Wexford and the funds that it manages, including the Partnership. The options are all currently exercisable at exercise prices per share ranging from $4.5625 to $10.2971. In addition, in connection with the TSG Merger, 30,769 shares of Common Stock were issued to the Partnership by the Company for payment of an investment banking fee owed to the Partnership by TSG as a result of the provision of services in connection with the TSG Merger.

      On December 18, 1997, the Company, the Partnership and Fundamental Management Corporation ("Fundamental") entered into a Stockholders' Agreement (the "Stockholders' Agreement") to, among other things: (i) comply with the conditions set by the TSG Merger Agreement; (ii) restrict some forms of transfers of the Common Stock held by the Stockholders; (iii) provide certain tag along rights among the parties to the Stockholders' Agreement; and (iv) require the Company to file a registration statement under the Securities Act of 1933, as amended, with respect to the Common Stock owned by the Partnership and Fundamental within 45 days after any request by both the Partnership and Fundamental.

 Item 4.   Purpose of Transaction.

      See Item 3 above.

      The Reporting Persons reserve the right to acquire or dispose of the Common Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

 Item 5.   Interest in Securities of the Issuer.

      The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below. Such percentages have been calculated using information contained in the Company's most recent quarterly report on Form 10-Q on the basis of 13,471,130 shares of Common Stock issued and outstanding on November 13, 1998 and the 39,950 shares of Common Stock issuable to certain of the Reporting Persons.

   A.     Wexford Partners Fund, L.P.

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219
           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,637,219
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,637,219

      (c) There were no transactions by the Partnership during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

   B.     Wexford Capital, L.P.

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219
           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,637,219
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,637,219

      (c)  There were no transactions by WCLP during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

   C.      Wexford Capital Corp.

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219
           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,637,219
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,637,219

      (c)  There were no transactions by WCC during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

    D.     Wexford Management, LLC

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219
           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,637,219
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,637,219

      (c)  There were no transactions by Wexford during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

   E.     Joseph M. Jacobs

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219
           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: 2,637,219
           2.  Shared power to vote or to direct to vote:
           3.  Sole power to dispose or to direct the
               disposition: 2,637,219
           4. Shared power to dispose or to direct the disposition: -0-

      (c)  There were no transactions by Mr. Jacobs during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

   F.     Charles E. Davidson

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,637,219

           Percentage: 19.5%

      (b)  1.  Sole power to vote or to direct to vote: 2,637,219
           2.  Shared power to vote or to direct to vote: -0-
           3.  Sole power to dispose or to direct the
               disposition: 2,637,219
           4. Shared power to dispose or to direct the disposition: -0-

      (c) There were no transactions by Mr. Davidson during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

      Wexford, by reason of its status as manager of the Partnership, may be deemed to own beneficially the Common Stock of which the Partnership possesses beneficial ownership.

   Each of WCLP and WCC, by reason of their status as controlling persons of the Partnership, may be deemed to own beneficially the Common Stock of which the Partnership possesses beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs, by reason of his status as a controlling person of the Partnership, WCLP and WCC, may be deemed to own beneficially the Common Stock of which those entities possess beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford shares the power to vote and to dispose of the shares of Common Stock the Partnership beneficially owns.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Items 2, 3, 4, and 5 above.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits.

           Exhibit I   --      Stockholders' Agreement by and between
                               Elcotel, Inc., Wexford Partners Fund, L.P.
                               and Fundamental Management Corporation dated as of December 18, 1997.



                                 SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


   Date: December 11, 1998


                               Wexford Partners Fund, L.P.


                               By: /s/ Arthur H. Amron
                                  -------------------------
                               Name:  Arthur H. Amron
                               Title: Vice President


                               Wexford Capital, L.P.


                               By: /s/ Arthur H. Amron
                                  -------------------------
                               Name:  Arthur H. Amron
                               Title: Vice President


                               Wexford Capital Corp.


                               By: /s/ Arthur H. Amron
                                  -------------------------
                               Name:  Arthur H. Amron
                               Title: Vice President


                               Wexford Management LLC


                               By: /s/ Arthur H. Amron
                                  -------------------------
                               Name:  Arthur H. Amron
                               Title: Senior Vice President


                               Joseph M. Jacobs


                               By: /s/ Joseph M. Jacobs
                                  ------------------------


                               Charles E. Davidson


                               By: /s/ Charles E. Davidson
                                  ------------------------